UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 4, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

NeoGenomics, Inc.

File No. 333-166526 - CF#28308

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NeoGenomics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Post-Effective Amendment to Form S-1 filed on April 27, 2012.

Based on representations by NeoGenomics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.56 through March 26, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel